UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDERSECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-31472

CHC HELICOPTER CORP.

(Exact name of registrant as specified in its charter)

4740 AGAR DRIVE, RICHMOND, B.C.
V7G 1A3 Tel: (604) 279-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

 CLASS A SUBORDINATE VOTING SHARES

(Title of each class of securities covered by this Form)

 NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	ONE

Pursuant to the requirements of the Securities Exchange Act of 1934, (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 9, 2008	By:	CHC HELICOPTER LLC
(as successor to CHC HELICOPTER CORP.)

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of person signing the form shall be typed or printed under the signature.

SEC2069(02-08)	Persons who respond to collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.